UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2022

Commission File Number: 001-38544

CENNTRO ELECTRIC GROUP LIMITED
(Translation of registrant’s name into English)

501 Okerson Road, Freehold, New Jersey 07728

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01	Other Events

On December 31, 2021, Cenntro Electric Group Limited ACN 619 054 938 (formerly known as, Naked Brand Group Limited) (the “Company”) announced that it completed its acquisition of the outstanding capital stock of three entities comprising Cenntro Automotive Group and changed its name from “Naked Brand Group Limited” to “Cenntro Electric Group Limited.” On January 13, 2022, the Company issued a press release announcing its trading symbol for its ordinary shares on the Nasdaq Capital Market will change from “NAKD” to “CENN.” Effective as of January 14, 2022, the Company’s ordinary shares will begin trading on the Nasdaq Capital Market under its new trading symbol, CENN. The CUSIP number for the Company’s ordinary shares will remain unchanged. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

The information contained in this Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245, 333-256258 and 333-262039) and the prospectuses included therein.

Exhibits

Exhibit No.	Description
99.1	Press Release dated January 13, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 13, 2022

CENNTRO ELECTRIC GROUP LIMITED

By:	/s/ Peter Z. Wang
Name:	Peter Z. Wang
Title:	Chief Executive Officer